

SEC

17009039



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 1 2017

Washington DC
416

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SEC FILE NUMBER
8-47034

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** AND ENDING **12/31/2016**

        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SUSQUEHANNA SECURITIES**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY AVENUE, SUITE 220

(No. and Street)

BALA CYNWYD   **PA**   **19004**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT SACK   610-617-2812

        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP

(Name – if individual, state last, first, middle name)

750 THIRD AVENUE   **NEW YORK**   **NY**   **10017**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ROBERT SACK , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUSQUEHANNA SECURITIES , as of DECEMBER 31 , 20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JANINE MULLER
Notary Public
UPPER PROVIDENCE TWP., MONTGOMERY CNTY
My Commission Expires Mar 22, 2017

Signature

ASSISTANT TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUSQUEHANNA SECURITIES
(a general partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Susquehanna Securities

We have audited the accompanying statement of financial condition of Susquehanna Securities (the "Entity") as of December 31, 2016. This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Susquehanna Securities as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 24, 2017

SUSQUEHANNA SECURITIES
(a general partnership)

Statement of Financial Condition
December 31, 2016
(dollars in thousands)

ASSETS

Cash	$	1
Receivable from clearing brokers		18,207
Securities owned - at fair value		28,765,227
Bond interest receivable		2,120
Securities borrowed		964,582
Accrued trading receivables		42,687
Receivable from affiliates		30
Exchange memberships - at cost (fair value $367)		559
Exchange shares - at cost (fair value $1,153)		527
Investment in exchange membership - at fair value		165
Fixed assets (net of accumulated depreciation of $1,573)		309
Other assets		15,027
Total assets	$	29,809,441

LIABILITIES AND PARTNERS' CAPITAL

Payable to clearing brokers	$	6,077,209
Securities sold, not yet purchased - at fair value		20,580,158
Bond interest payable		4,038
Payable to affiliates		40,937
Accrued trading payables		57,443
Accrued compensation		86,959
Guaranteed payments to partners		2,952
Accrued expenses and other liabilities		5,265
Total liabilities		26,854,961
Partners' capital		2,954,480
Total liabilities and partners' capital	$	29,809,441

SUSQUEHANNA SECURITIES
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2016
(dollars in thousands)

NOTE A - ORGANIZATION

Susquehanna Securities (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining authority is the Chicago Board Options Exchange. The Entity engages in trading for its own account as a dealer and market-maker on the principal United States securities exchanges. The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SIG Holding, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities and related revenue and expenses on a trade-date basis.

Interest income and expense are recorded on the accrual basis.

Dividend income and dividends on securities sold, not yet purchased, are recorded on the ex-dividend date.

The Entity maintains cash in a deposit account which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using the double-declining-balance method over the estimated useful life of the assets.

The cost incurred in connection with the acquisition of specialist rights is considered an intangible and is being amortized over 15 years. The Entity evaluates the recoverability of its intangibles whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Such costs have been included in other assets on the accompanying statement of financial condition.

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of financial instruments that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1   Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

SUSQUEHANNA SECURITIES
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2016
(dollars in thousands)

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Level 2   Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3   Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The tables that follow set forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2016.

Assets measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equities/Options/Warrants/Rights:			
Market Maker/Specialist	$ 26,736,194	$ 26,465,926	$ 270,268
Arbitrage	3,163,345	3,106,854	56,491
Debt Securities:			
Corporate	124.905	113,563	11,342
Government (Agency and Treasury)	69,444	1,635	67,809
Position Netting*	(1,660,393)	(1,660,153)	(240)
Futures (Commodity, Currency, Financial):			
Futures	203,192	177,709	25,483
Options on Futures	331,732	227,133	104,599
(a) Exchange Shares	1,153	1,153	
(b) Exchange Membership	367		367
Investment in Exchange Membership	165		165

(a) Exchange shares reflected on the statement of financial condition at cost are valued in the above table at the last reported contracted sales price as of the valuation date.
(b) Exchange memberships reflected on the statement of financial condition at cost are valued in the above table at either the last reported sales price as of the valuation date or at the mean between the last bid and last offer price as of the valuation date if the last reported sales price falls outside of this spread.

The amounts presented in the above table include a net amount for those instances where the Entity holds the long and short positions for the same security symbols in different accounts.

SUSQUEHANNA SECURITIES
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2016
(dollars in thousands)

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

*The "Position Netting" amount set forth above adjusts solely for those long and short positions for the same security symbols held by the Entity in different accounts where such long and short positions are held across the "Arbitrage" and "Market Maker/Specialist" sub-categories of the "Equities/Options/Warrants/Rights" category.

Liabilities measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Equities/Options/Warrants:			
Market Maker/Specialist	$19,345,156	$ 18,974,461	$ 370,695
Arbitrage	2,153,680	2,149,271	4,409
Debt Securities:			
Corporate	241,812	203,837	37,975
Government (Agency and Treasury)	127,104	18,070	109,034
Position Netting*	(1,660,393)	(1,660,153)	(240)
Futures (Commodity, Currency, Financial):			
Futures	72,771	51,918	20,853
Options on Futures	372,799	299,489	73,310

The amounts presented in the above table include a net amount for those instances where the Entity holds the long and short positions for the same security symbols in different accounts.

*The "Position Netting" amount set forth above adjusts solely for those long and short positions for the same security symbols held by the Entity in different accounts where such long and short positions are held across the "Arbitrage" and "Market Maker/Specialist" sub-categories of the "Equities/Options/Warrants" category.

Equity securities owned and equity securities sold, not yet purchased, that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Futures contracts that are traded on a national commodities exchange are valued at the last reported settlement price on the last business day of the year and options on futures that are traded on a national commodities exchange are valued at the last trade price on the last business day of the year. Debt securities are generally valued using broker or dealer quotations or alternative pricing sources on the last business day of the year. Options listed on a single exchange are valued at the mean between the last bid and the last ask prices on the last business day of the year. Options listed on multiple exchanges are priced using the National Best Bid Offer average, defined as the average of the lowest offer and highest bid on the last business day of the year.

SUSQUEHANNA SECURITIES
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2016
(dollars in thousands)

NOTE D - OFFSETTING ASSETS AND LIABILITIES

In connection with its derivative activities, securities borrowed and securities loaned, the Entity generally enters into netting agreements and collateral agreements with its counterparties. These agreements provide the Entity with the right, in the event of a default by the counterparty (such as bankruptcy or a failure to pay or perform), to net a counterparty's rights and obligations under the agreement and to liquidate and set off collateral against any net amount owed by the counterparty. The enforceability of the netting agreement is taken into account in the Entity's risk management practices and application of counterparty credit limits. The following tables present information about the offsetting of derivative instruments.

Description	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition
Futures (Commodity, Currency, Financial)	$ 203,192	$ (72,771)	$ 130,421
Securities borrowed	1,300,440	(335,858)	964,582

Description	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition
Futures (Commodity, Currency, Financial)	$ 72,771	$ (72,771)	$ -
Securities loaned	335,858	(335,858)	-

The financial instruments borrowed and loaned in securities lending transactions consist of equity securities. The securities lending transactions have no stated maturity and the collateral associated with these transactions is presented under securities borrowed on the statement of financial condition.

NOTE E - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 18,903,222	$ 7,700,669
Debt securities	194,349	368,916
Warrants	141	1
Rights	1	-
Options and options on futures	9,667,514	12,510,572
	$ 28,765,227	$ 20,580,158

SUSQUEHANNA SECURITIES
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2016
(dollars in thousands)

NOTE F - SECURITIES BORROWED AND SECURITIES LOANED

Securities borrowed and securities loaned are recorded as collateralized financing based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Entity to deposit cash with the lender. With respect to securities loaned, the Entity receives collateral in the form of cash.

The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of market value of the applicable securities borrowed or loaned. The Entity monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral refunded, when deemed appropriate.

Credit risk represents the potential loss that would occur if counterparties related to security lending transactions fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a counterparty with whom it conducts business is unable to fulfill contractual obligations.

NOTE G - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are primarily provided by Merrill Lynch Professional Clearing Corp. and Merrill Lynch International London.

At December 31, 2016, substantially all of the securities owned and securities sold, not yet purchased, and the amounts receivable from and payable to clearing brokers reflected on the statement of financial condition are securities positions with and amounts due from and to these clearing brokers. The securities at these firms serve as collateral for the amount payable to such brokers. The clearing brokers have the right to sell or repledge this collateral, subject to the clearing agreements with the Entity.

NOTE H - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna Technology Management, Inc. ("STMI"), Waves Licensing, LLC, Global Execution Brokers, L.P. and Susquehanna Financial Group, LLLP ("SFG").

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. Included in payable to affiliates is $17,107 relating to direct and indirect operating costs.

STMI provides administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI's discretion. Included in payable to affiliates is $2,093 relating to these services.

The Entity has a licensing agreement with Waves Licensing, LLC. The agreement allows the Entity to utilize Waves Licensing, LLC's intellectual property, and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Entity pays an annual licensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the licensing agreement. Included in payable to affiliates are licensing fees to Waves Licensing, LLC amounting to $13,538.

The Entity has negotiated a payment for order flow arrangement with Global Execution Brokers, LP pursuant to which the Entity makes payments for option contracts preferenced to the Entity on various exchanges by Global Execution Brokers, LP. Included in payable to affiliates is $4,924 related to this arrangement. This arrangement is reviewed annually and adjusted as deemed necessary by management.

SUSQUEHANNA SECURITIES
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2016
(dollars in thousands)

NOTE H - RELATED PARTY TRANSACTIONS (CONTINUED)

The Entity has entered into a services agreement with an affiliated entity. Under this agreement, the affiliated entity provides the Entity with technology services. In consideration for these services, the Entity pays a monthly fee to the affiliated entity. Included in payable to affiliates is $289 related to this arrangement.

The Entity receives a fee from affiliated broker-dealers based on monthly costs of electronic communication network port charges, plus a surcharge to cover other costs. As of December 31, 2016, the affiliates owed the Entity $29 related to these fees.

Affiliated broker-dealers execute trades for the Entity for which it pays a fee based on monthly electronic communication network charges, plus a surcharge to cover other costs and, for certain affiliates, pays a monthly fixed fee. As of December 31, 2016, the Entity owed the affiliates $2,973 related to these fees.

The Entity has entered into a master securities loan agreement with SFG pursuant to which the Entity borrows and loans securities against transfers of collateral. Included in securities borrowed is net collateral of $964,582 related to this agreement. Loan fees are accrued on gross collateral receivables and payables. Included in accrued trading receivables and accrued trading payables are $2,145 and $2,383, respectively, related to these fees.

Guaranteed payments in 2016 are determined based on certain partners' contributed capital.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Due to the nature of certain trading activities, it may be necessary or advantageous to execute trades in one entity for the purpose of hedging risk related to the trading activity of another entity. Therefore, the financial position presented herein may not necessarily be indicative of those which would be obtained had these entities operated autonomously.

NOTE I - EXCHANGE MEMBERSHIPS/SHARES

The amounts included in exchange memberships and exchange shares on the statement of financial condition represent ownership interests in the exchanges which provide the Entity with the right to conduct business on the exchanges. The exchange memberships and shares are recorded at cost on the statement of financial condition. Management believes there is no impairment to recognize on these exchange memberships and shares as of December 31, 2016 except for memberships on two exchanges where the Entity realized a permanent impairment.

The amount included in investment in exchange membership on the statement of financial condition represents a membership the Entity is under no obligation to hold and therefore considered an asset held for investment purposes. Accordingly, this membership is reported at fair value on the statement of financial condition.

SUSQUEHANNA SECURITIES
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2016
(dollars in thousands)

NOTE J - FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, interest rate risk, currency risk, credit risk, liquidity risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its positions to mitigate these risks based on certain models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in relevant markets could adversely affect the Entity's operating results.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Currency risk is the risk that the fair value of financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital; such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly and, in the case of equities, without effective limit. The firm limits the risk associated with the short selling of equities by hedging with other financial instruments.

The Entity purchases and sells options on securities and options on futures contracts.

The seller of a call option which is covered (i.e., the seller has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument, less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

SUSQUEHANNA SECURITIES
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2016
(dollars in thousands)

NOTE J - FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The seller of a put option which is covered (i.e., the seller has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset, in whole or in part, by any gain on the underlying instrument.

The Entity invests in futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although the majority of futures contracts traded by the Entity are settled only in cash based on the value of the underlying asset or composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets. The open positions must be "marked to market" daily, requiring additional margin deposits if the position reflects a loss that reduces the Entity's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

Futures prices are highly volatile. Price movements for the futures contracts which the Entity may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly.

NOTE K - DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

Derivatives used for risk management include options, warrants, rights, futures and options on futures.

SUSQUEHANNA SECURITIES
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2016
(dollars in thousands)

NOTE K - DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The following table sets forth the annual volume of the Entity's derivative financial instruments by major product type on a gross basis as of December 31, 2016:

	Approximate Annual Volume (Contracts)**	Fair Value		Statement of Financial Condition Location
		Assets	Liabilities	
Options	767,932	$ 9,335,782	$12,137,773	Securities owned; Securities sold, not yet purchased
Warrants	472	141	1	Securities owned; Securities sold, not yet purchased
Rights	3,341	1	-	Securities owned
Futures (Commodity, Currency, Financial):				
Futures	13,162	203,192	72,771	Receivable from clearing brokers
Options on Futures	8,039	331,732	372,799	Securities owned; Securities sold, not yet purchased

**Approximate annual volume of contracts shown is in thousands.

SUSQUEHANNA SECURITIES
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2016
(dollars in thousands)

NOTE L - COMMITMENTS

The Entity had a lease agreement with Merrill Lynch Professional Clearing Corp. to lease the trading rights and privileges associated with six shares of Class B common stock of the International Securities Exchange, Inc. The Entity terminated this lease agreement on March 9, 2016.

NOTE M - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state income taxes; however, it is subject to local income taxes.

At December 31, 2016, management has determined that there are no material uncertain income tax positions.

NOTE N - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital of $1,000. At December 31, 2016, the Entity had net capital of approximately $825,863, which exceeded its requirement of $1,000 by $824,863.

NOTE O - LITIGATION

On February 5, 2015, a class action lawsuit was filed by Stephen Rabin in the United States District Court for the Eastern District of Pennsylvania (the "EDPA") against John Doe Market Makers, NASDAQ OMX PHLX LLC, and The NASDAQ OMX Group Inc. An Amended Complaint was filed on May 19, 2015, a Second Amended Complaint on June 10, 2015, and a corrected Second Amended Complaint on July 13, 2015, which identified the defendant market makers and affiliated entities, including the Entity, SIG, SIG Holding, LLC and an affiliated broker dealer (collectively, the "Susquehanna Defendants"). In June 2015, Stephen Rabin was appointed lead plaintiff for the class action. Plaintiff alleges that the market maker defendants engaged in manipulative listed option trading to divert dividend payments to themselves from other call option writers. In August, 2015, the Exchange and market maker defendants, including the Susquehanna Defendants, filed motions to dismiss Plaintiff's Amended Complaint, which motions were granted in their entirety by the EDPA on April 21, 2016. Plaintiff then filed a notice of appeal with the 3rd Circuit Court of Appeals. Except for limited expedited discovery of the Exchange defendants to identify the John Doe Market Makers, no discovery has taken place. The case remains in its early stages. The Entity believes that the allegations against it are without merit and intends to defend itself vigorously. No provision for any costs that may be incurred has been made in the accompanying statement of financial condition.

NOTE P - SUBSEQUENT EVENTS

Subsequent to year end, a partner made capital contributions of $3,366,216 and capital withdrawals of $3,113,584.